

05041201

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 3-23-2005

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SEC FILE NUMBER
8-50300

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

KC-CO Equity Trading, L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South LaSalle Street, Suite 2300
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)


SEC MAIL RECEIVED PROCESSING
MAR 01 2005
WASH. D.C. 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Johnson 312.762.2801
(Area Code - Telephone No.)

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

AM 3-28-2005

LDR 3/23/05

OATH OR AFFIRMATION

I, **Brent Johnson,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **KC-CO Equity Trading, L.L.C.** as of **December 31, 2004,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
TARA L.P. ZILINSKAS
Notary Public, State of Illinois
My Commission Expires 11/23/2006

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

KC-CO Equity Trading, L.L.C.

Statement of Financial Condition Report
December 31, 2004


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2005
WASH., D.C.
185
SECTION

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

The Member
KC-CO Equity Trading, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of KC-CO Equity Trading, L.L.C. as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of KC-CO Equity Trading, L.L.C. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 4, 2005

KC-CO Equity Trading, L.L.C.

Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	5,204
Securities and derivative contracts owned, at market		3,730,002
Other assets		500
Total assets	**$**	**3,735,706**
Liabilities and Member's Equity		
Securities and derivative contracts sold, not yet purchased, at market	$	2,725,458
Payable to clearing broker		672,531
Accounts payable, accrued expenses and other liabilities		771
Total liabilities		**3,398,760**
Member's Equity		336,946
Total liabilities and member's equity	**$**	**3,735,706**

See Notes to Statement of Financial Condition.

KC-CO Equity Trading, L.L.C.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

KC-CO Equity Trading, L.L.C. (the Company) was organized under the Delaware Limited Liability Company Act on June 11, 1997, and is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is primarily engaged in the proprietary trading of equities and exchange-traded options contracts. The Company is a wholly owned subsidiary of KC-CO II, L.L.C. (Parent).

At December 31, 2004, the Company cleared its securities transactions through the FOC Division of Spear, Leeds & Kellogg, L.P. Subsequent to December 31, 2004, the FOC Division of Spear, Leeds & Kellogg, L.P. was re-named Goldman Sachs Execution & Clearing, L.P.

Significant accounting policies are as follows.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and derivative contracts owned and securities and derivative contracts sold, not yet purchased: Transactions in securities and derivative contracts owned and securities and derivative contracts sold, not yet purchased, and related revenues and expenses are recorded on a trade-date basis and these proprietary securities are carried at market or fair value. Market value is generally based on listed market prices. Unrealized gains and losses are reflected in net trading revenue in the statement of operations.

Cash and cash equivalents: Cash equivalents consist of money market funds.

Receivable from and payable to clearing broker: Receivable from and payable to clearing broker includes receivables and payables for unsettled trades, as well as cash and margin balances held at the broker. Certain of the Company's securities and cash balances held by the broker collateralize margin balances. Equity securities owned are pledged to the broker on terms that permit the broker to sell or repledge the securities, subject to certain limitations. The Company's principal source of short-term financing is provided by the clearing broker from whom it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements.

The Company, pursuant to a customary agreement, conducts business with one clearing broker for its trading activities. Substantially all of the assets and liabilities of the Company reflected in the statement of financial condition are positions with and amounts due to or from this clearing broker. In the event the clearing broker is unable to fulfill its obligations, the Company would be subject to credit risk.

Fair value of financial instruments: All financial instruments are carried at amounts that approximate estimated fair value.

Income taxes: The Company operates as a single member limited liability company and is not subject to federal income taxes. Instead, the sole member is responsible for including the taxable income or loss of the Company in its income tax return.

Note 1. Nature of Business and Significant Accounting Policies (continued)

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this Statement did not have a significant effect on the accompanying financial statements.

Note 2. *Securities and Derivative Contracts Owned and Securities and Derivative Contracts Sold, Not Yet Purchased*

Securities and derivative contracts owned and securities and derivative contracts sold, not yet purchased at December 31, 2004, consisted of the following:

	Owned	Sold, Not Yet Purchased
Equities	$ 2,661,144	$ 1,661,158
Options	1,068,858	1,064,300
Total	$ 3,730,002	$ 2,725,458

Equity and option securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices, which may differ from the market values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligations to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

All equity securities owned are pledged to the clearing broker on terms that permit it to sell or repledge the securities to others, subject to certain limitations.

Note 3. Related Party

Certain employee expenses and other administrative expenses are provided for by the Parent and not charged to the Company and further the Company is under no obligation for such expenses.

The Parent pays rent expense on behalf of the Company and is reimbursed by the Company. Rent expense was $12,000 for the year ended December 31, 2004.

Note 4. Financial Instruments with Off Balance Sheet Risk

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into transactions in exchange-traded options and futures contracts. These derivative financial instruments may have market risk in excess of the amounts recorded in the statement of financial condition.

Market risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. All of the Company's derivative contracts are exchange-traded contracts. For exchange-traded contracts, the clearing corporation acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

Note 5. Regulatory Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $336,446, which was $236,446 in excess of its required net capital of $100,000. At December 31, 2004, the Company's net capital ratio was .002 to 1.

Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.

Although the Company is not exempt from SEC rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances for any person defined as a customer under rule 17a-5(c)(4).